Exhibit 1.2

Safe Bulkers, Inc. Announces Upsizing of At-the-Market (ATM) Program

Monaco – May 26, 2021: Safe Bulkers, Inc. (NYSE: SB) (the “Company”), an international provider of marine drybulk transportation services, increased to $100.0 million the maximum aggregate dollar amount of shares of the Company’s common stock that may be sold under its previously announced at-the-market (“ATM”) program established on August 7, 2020 with DNB Markets. Inc. (“DNB”), as sales agent.

On May 26, 2021, the Company filed a prospectus supplement in connection with an amendment to its previously disclosed Sales Agreement with DNB to increase the size of its at-the-market program pursuant to which the Company may now offer and sell, from time to time through DNB, shares of the Company’s common stock having an aggregate offering price up to $100.0 million. As of May 25, 2021, the Company has sold approximately 6,664,774 shares of common stock under the ATM and, as a result, shares of common stock with an aggregate offering price of up to approximately $78.8 million remain available for sale.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange

Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com